NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

www.duanemorris.com

July 31, 2020

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Chris Edwards
Celeste Murphy

	Re:	Soligenix, Inc.
Registration Statement on Form S-3
Filed July 17, 2020
File No. 333-239928

Dear Ladies and Gentlemen:

On behalf of our client, Soligenix, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated July 24, 2020, with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on July 17, 2020. We are also electronically filing an amended version of the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the responses of this letter correspond to the page numbers in the Amended Registration Statement. The responses to the Staff’s comments set forth below, as well as the changes in the disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Registration Statement on Form S-3

General

1.	We note that Section 10.7 of your Bylaws provides for the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision is intended to apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision is not intended to apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

U.S. Securities and Exchange Commission

July 31, 2020

Response: As discussed with the Staff verbally, the exclusive forum provisions in the Company’s Bylaws are not intended to apply to claims arising under the Exchange Act. The Company respectfully advises the Staff that it has revised its disclosure on page 10 in response to the Staff’s comment. Further, the Company will file as an exhibit to the Amended Registration Statement an updated version of the description of its securities, previously filed as Exhibit 4.6 to the Company’s Annual Report on Form 10-K filed on March 30, 2020, reflecting the revised disclosure on page 10 and will incorporate by reference such exhibit into the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and into future filings made pursuant to the Exchange Act and the Securities Act, as required by applicable law.

2.	We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 10 in response to the Staff’s comment.

* * * * *

Please contact me at (561) 962-2139 if you wish to discuss the response to the Staff’s comments.

Very truly yours,

/s/ Driscoll R. Ugarte
Driscoll R. Ugarte

cc:	Christopher J. Schaber, PhD, Soligenix, Inc.
Jonathan Guarino, Soligenix, Inc